Exhibit 23.3

Independent Auditors' Consent

We consent to the incorporation by reference in this Registration Statement of Clinical Data, Inc. on Form S-3, of our report dated April 29, 2003, with respect to the balance sheets of Elan Diagnostics, Inc., as of December 31, 2002 and 2001, and the related statements of operations, stockholder’s equity (deficit), and cash flows for the years then ended, appearing in the Current Report on Form 8-K/A of Clinical Data, Inc. (formerly Novitron International, Inc.) dated July 14, 2003, and to the reference to our firm under the heading "Experts" in the prospectus, which is part of this Registration Statement.

Our report dated April 29, 2003, on the financial statements of Elan Diagnostics, Inc. as of and for the years ended December 31, 2002 and 2001, refers to a change in the method of accounting for goodwill.

/s/ KPMG LLP

Providence, Rhode Island

December 15, 2003